April 21, 2014	James P. Gerkis Member of the Firm d 212.969.3135 f 212.969.2900 jgerkis@proskauer.com www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 2 to the Registration Statement on Form S-1 Filed April 21, 2014 File No. 333-193925

Dear Mr. Vaughn:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 11, 2014.

For convenience of reference, each Staff comment contained in your April 11, 2014 letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of Amendment No. 2, filed by the Company on the date hereof, which are marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on March 19, 2014 (the “Marked Copies”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the respective meanings set forth in the Registration Statement. All references in this letter to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

April 21, 2014

Risk Factors, page 25
Our ability to complete the Cetera acquisitions and some or all of the other pending acquisitions is dependent upon the consummation of the Cetera financings, page 26

1.	In the second paragraph you note that you cannot provide assurance that you will be able to consummate the financings. Revise this risk factor to discuss any particular factors that might impact your ability to complete the financing.

We have revised the disclosure in Risk Factors under the heading “Our ability to complete the Cetera acquisition and some or all of the other pending acquisitions is dependent upon the consummation of the Cetera financings” on page 25 in response to your comment.

2.	Revise this risk factor to note the total amount that must be financed in order to complete the Cetera financings. Either in this section or in the section beginning on page 113 to disclose all of your financing arrangements in a tabular format, including the maximum and minimum amounts for each key financing you may require if the Cetera acquisition proceeds so that investors can more readily understand the total amount financed and the impact of the financing on your equity and the investor’s relative control over RCS Capital, as well as the impact on your manager.

We have revised the disclosure in Risk Factors under the heading “Our ability to complete the Cetera acquisition and some or all of the other pending acquisitions is dependent upon the consummation of the Cetera financings” on page 25 in response to your comment to include the total amount to be financed in connection with Cetera financings. We also have revised the disclosure in The Pending Acquisitions under the heading “The Cetera Commitments” on page 116 to include a chart of the total financing we expect to incur, including the maximum and minimum amounts.

Substantially all our revenues are derived from American Realty Capital, which is under common control with us, page 33

3.	In the first full paragraph on page 34 you indicate that, giving effect to the acquisitions, on a pro-forma basis 65% of your revenues would have come from sources “other than the direct investment program.” You go on to say that for the acquired companies, 35% of their revenues were derived from the sale of American Realty Corp sponsored products. Please revise this section to clarify the total amount of the revenues for both RCS and the pending acquisitions that were attributable to American Realty Corp sponsored products.

We have revised the disclosure in Risk Factors under the heading “Substantially all our revenues are derived from American Realty Capital, which is under common control with us” on page 33 in response to your comment. Please note that we also have corrected the disclosure to clarify that the 35% refers to the Company’s pro forma results of operations and not only the pro forma results of operations of the acquired businesses.

We cannot assure you that we will be able to continue paying dividends at the current rate, page 55

4.	Revise this risk factor to specifically note the dividend restrictions included in the Luxor financing, as disclosed on page 116. Make similar changes to the section beginning on page 61.

We have revised the disclosures in Risk Factors under the headings “Our ability to pay dividends will be restricted following the completion of the Cetera financings” on page 55, in Dividend Policy and Dividends on page 60 and in The Pending Acquisitions under the heading “The Bank Commitment” on page 117 in response to your comment to reflect the dividend restrictions in the agreements expected to be entered into in connection with the Cetera financings, including agreements to be entered into with Luxor and the Banks. The relevant agreements with the Banks have been agreed to among the parties.

April 21, 2014

Dividend Policy and Dividends, page 61

5.	We note your revisions to this section in response to prior comment 23 from our comment letter dated March 12, 2014. Revise your disclosure to clarify whether management believes that the restrictive covenants will permit the company to continue to pay dividends at the current $.18 per share quarterly rate. Please revise your disclosure in the risk factor on page 55 to provide similar clarity about whether management believes that the dividend rate is likely to decline as a result of the restrictive covenants.

We have revised the disclosure in Risk Factors under the headings “Our ability to pay dividends will be restricted following the completion of the Cetera financings” on page 55 and in Dividend Policy and Dividends on page 60 in response to your comment to reflect the dividend restrictions in the agreements expected to be entered into in connection with the Cetera financings, including agreements to be entered into with Luxor and the Banks. The relevant agreements with the Banks have been agreed to among the parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67 Critical Accounting Policies and Estimates, page 68

6.	You disclose here that “Except with respect to the First Allied acquisition,” you expect to test your goodwill balances at least annually. Given that your pro forma presentation on page F-27 appears to carry across the historical goodwill balance of First Allied of $79,986,000 as part of your transfer under common control of this entity, tell us the reason for excluding First Allied from the description of your goodwill impairment policy.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Critical Accounting Policies and Estimates” on page 70 to reflect the fact that we expect to test our goodwill balances, including the goodwill with respect to the First Allied acquisition, at least annually.

Results of Operations, page 71
Comparison of Year Ended December 31, 2013 to ... December 31, 2012, page 71

7.	We note your disclosure on page 69 that during the year ended December 31, 2013, you modified your approach to reduce the fees charged on sales of related party offerings via the registered investment adviser channel. Revise your Results of Operations to more clearly quantify the percentage by which the fee was reduced and quantify the reduction in revenues during the quarters subsequent to the change that resulted from this fee reduction.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the headings “Critical Accounting Policies and Estimates —  Revenue and expense recognition for selling commissions and dealer manager fees and the related expenses” and “Results of Operations — Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on pages 68 and 70 in response to your comment.

April 21, 2014

8.	In order for us to better understand the impact of and the reasons for this change in fee structure for sales through the registered investment advisor channel, provide us with an explanation of the cash payments made by and paid to each party to a typical transaction both prior to and after the fee change.

We supplementally advise you that in a typical commission-based transaction, the investor first pays dealer manager fees and sales commissions (excluding offering costs) generally equal to 10% of the offering price to the dealer-manager. Next, sales commissions, which are generally 7% of the offering price, are paid as sales compensation expense by the dealer manager to the selling broker-dealer that made the recommendation and/or sale to its client, with the dealer manager retaining the balance of the original payment received from the investor as the dealer manager fee. The dealer manager fee is generally 3% of the offering price (some or all off which may be reallowed to the selling broker-dealer). In a typical fee-based transaction, the financial advisory firm, which is a registered investment adviser, does not receive any commission-based compensation, and the investor pays a net price that nonetheless includes compensation to the dealer manager (here, Realty Capital Securities). Prior to the change, the full amount of the dealer manager fee (generally 3%) and sales commission (generally 7%) was charged against the investor’s purchase price, and Realty Capital Securities retained the dealer manager fee, in the case of a commision-based transaction (subject to reallowance to the selling broker-dealer), or, in the case of sales to fee-based client account, the dealer manager fee plus the amount of sales compensation expense charged against the investor's purchase price. After the change, Realty Capital Securities continues to collect all commission-based sales compensation and retain the dealer manager fee as before, but no longer collects any amount other than the dealer manager fee in connection with fee-based account purchases. This change had the effect of equalizing the amount of revenue retained by the dealer manager in connection with fee-based account purchases and typical commission-based transactions (subject to reallowance of all or a portion of the dealer manager fee to the selling broker-dealer), and, in the process, reducing the total amount collected by Realty Capital Securities in connection with purchases by fee-based accounts. While this change represented a change in the Company’s approach to charging sales-related compensation to investors, it did not represent a change in accounting policy.

9.	Please revise this section to more clearly quantify, identify, and discuss the trends in your related party revenues separately from your non-related party revenues. Also, revise your Results of Operations or another appropriate portion of the Management’s Discussion and Analysis to more clearly quantify the percentage by which the fee was reduced.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Results of Operations — Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 70 in response to your comment.

Wholesale Broker-Dealer, page 73

10.	You disclose here that the equity capital raised by direct investment programs you distributed decreased from $2.4 billion for the three months ended September 30, 2013 to $1.8 billion for the three months ended December 31, 2013. Please discuss the reasons for this decrease as well as your expectations that this trend will continue to affect revenues in future periods.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Wholesale Broker-Dealer — Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 73 in response to your comment.

April 21, 2014

Earnings before interest, taxes, depreciation, and amortization, page 76

11.	Please revise this section as well as your related pro forma presentation on page F-127 to discuss the extent to which these measures are used as part of your debt covenants, preferred stock terms, incentive fee, or management fee computations. To the extent the measures here are different than the measures used for those purposes, revise to provide a description of the significant differences.

We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Earnings before interest, taxes, depreciation, and amortization” on page 77 and the disclosure in the pro forma financial statements on page F-30 to discuss the measures used as part of our expected debt covenants, our expected preferred stock terms and our current incentive fee computations as compared to EBITDA and adjusted EBITDA. We advise you supplementally that the quarterly fee payable to RCS Capital Management under our services agreement is calculated based on our pre-tax GAAP net income. Accordingly, no disclosure concerning the quarterly fee has been included.

Business, page 82 Potential Additional Acquisition, page 89

12.	On page 89 you disclose the existence of a potential additional acquisition which is material to you and significant for financial reporting purposes. Please address the following regarding this pending acquisition:
•	Please tell us whether management considers this acquisition to be probable for financial reporting purposes. In this regard, although you disclose that you have not signed any definitive agreements, we note you have paid a significant sum for an exclusivity agreement that is subject to forfeiture and you have agreed upon certain terms of the acquisition.
•	If you consider this potential acquisition not to be probable, revise your disclosure to specifically state that fact and discuss the effects of forfeiture of the exclusivity fees on your cash flows. Tell us in detail the facts and circumstances you considered when making the conclusion about whether it is probable, including: whether a letter of intent has been signed, whether approvals have been obtained from the respective Boards of Directors or shareholders, as applicable, whether any regulatory approvals will be required, and if so, whether the proposed terms have been discussed with them, and whether expectations related to financing arrangements have been discussed or negotiated. To the extent any of these actions have been taken, revise to disclosure to reflect the status of those actions.
•	If you do consider the acquisition to be probable, identify the target, provide the appropriate financial statements under Item 8-04 of Regulation S-X, and revise your pro forma disclosure to address this acquisition pursuant to Article 11 of Regulation S-X.

Management does not consider the potential additional acquisition described in Business under the heading “Potential Additional Acquisition” on page 90 to be probable, and we have revised the disclosure specifically to state that we do not believe that the potential acquisition is probable for financial reporting purposes under Rules 3-05 and 8-04 of Regulation S-X. Management’s determination that the potential additional acquisition is not probable is based on the following considerations.

The Company began exploring the potential additional acquisition in early July, 2013. On August 30, 2013, the Company and the selling party entered into a preliminary indicative pricing summary in respect of the potential additional acquisition. The summary also contained a 45-day exclusivity period which expired in October 2013.

April 21, 2014

As a result of the Cetera merger agreement, which was entered into in January 2014 and prevents the Company from entering into agreements to make other acquisitions until either after the Cetera acquisition closes or the Cetera merger agreement terminates, the Company was unable to enter into definitive agreements with respect to the potential additional acquisition. While the parties had agreed on forms of definitive agreements at that time, given that definitive agreements were not entered into and the passage of time between then and the filing of the registration statement, management does not view this as indicative that the potential additional acquisition is probable at this time. Upon expiration of the covenant in the Cetera merger agreement upon the closing of the Cetera acquisition or termination of the Cetera merger agreement, the Company will re-evaluate the benefits of the potential additional acquisition, and if the Company decides to pursue again the potential additional acquisition it will have to re-evaluate the potential additional acquisition, and the selling party also may do the same. At the time it re-evaluates pursuing the potential additional acquisition, management and the board of directors of the Company (which would need to vote to proceed with the potential additional acquisition) will assess numerous variables, including the operating and financial performance of the Company and the target of the potential additional acquisition, as well as then existing market conditions. These variables may have changed since January 2014 and may continue to change through the closing of the Cetera acquisition or the termination of the Cetera merger agreement. These changes could impact significantly the costs and benefits of pursuing the potential additional acquisition and could result in significant changes to the forms of definitive agreements previously negotiated with the selling party. Further, consummation of the potential additional acquisition would require FINRA approval.

The Company does not believe the exclusivity agreement materially impacts the probability analysis related to the potential additional acquisition. The exclusivity agreement provides the Company the opportunity to make a future determination as to whether to enter into the definitive agreements relating to the potential additional acquisition, and the Company determined that $4 million was a reasonable payment to preserve this opportunity. We have revised the disclosure in Business under the heading “Potential Additional Acquisition” on page 90 to state that we do not believe that that the amounts that may be payable to the other party, if we do not agree to re-commence good faith negotiations for a potential transaction by the applicable deadline, would have a material effect on our cash flows or results from operations. However, given the significant and long-term financial harm the Company could suffer from consummating a strategic acquisition of an operating company that is no longer attractive at the time the Company and its board of directors re-evaluate the merits of the transaction, the Company does not believe that the exclusivity agreement should have any bearing on the analysis of whether the acquisition is currently probable.

Research Division, page 97

13.	Please address the following regarding your disclosure here about the launch of your new research division, headed by Todd D. Snyder and John F. Kearney, formerly of Snyder Kearney LLC:
•	Revise to more clearly disclose the nature of the services performed by this new research division, including its impact on your revenue streams.
•	Discuss any purchase consideration, contractual obligations, or management fee commitments entered into as part of the launch of this division and how you accounted for them. Also, disclose any payments made to SK Research or others that were made as part of launching your new research division.
•	Provide us your detailed analysis as to how you concluded whether you purchased a business that is required to be accounted for under ASC 805.
•	Disclose where in your corporate structure this division is located and any previous business relationship you or any of your affiliates had with the members of SK research’s team

April 21, 2014

We have revised the disclosure in Business under the heading “Research Division” on page 98 in response to your comment to more clearly disclose the nature of the services performed by this new research division, including that Snyder Kearney, LLC (“Snyder Kearney”) has not performed services for us or any of our affiliates. With respect to your comment in the fourth bullet point, the organizational structure charts on pages 16, 17, 105, and 106, have been revised to include SK Research. The Company is in the process of assessing and developing a business plan for the new research division, and has not yet developed financial projections. Accordingly, the Company is unable to assess the future impact the division will have on its revenue stream and does not believe disclosure in this regard needs to be included in Amendment No. 2. The Company also has concluded that the payments made or to be made to Messrs. Snyder and Kearney are not material and, accordingly, the Company does not believe disclosure in this regard needs to be included in Amendment No. 2.

The Company considered the accounting guidance for acquisitions covered in ASC 805 Business Combinations (“ASC 805”) as well as the SEC rules, specifically Rule 11-01(d) under Regulation S-X (“Rule 11-01(d)”), in determining whether a “business” has been acquired.

Under ASC 805, if an acquisition of assets and liabilities assumed do not constitute a business, then the transaction will be accounted for as an asset acquisition. Based on a review of the assets acquired in the transaction and the specified asset and intellectual property purchase agreement among the Company, Snyder Kearney Holdings, LLC and Snyder Kearney, the Company has determined that the transaction is an asset acquisition. This conclusion was reached on the basis that for purposes of ASC 805:

(1)	the Company is not acquiring the net assets of Snyder Kearney, that is, the Company is merely purchasing certain specified assets and liabilities and not acquiring Snyder Kearney’s law practice or any of the liabilities, contracts, financial records or client lists thereof; and
(2)	the Company is not acquiring the interests of one or more entities that are businesses.

The Company has analyzed paragraph’s 805-10-55-4 through 55-9 in ASC 805 to determine if the assets acquired constitute a business. The existence of certain inputs and outputs, such as the intangible assets and intellectual property, as well as an organized workforce, may suggest that the acquired assets and liabilities constitute a business. However, the fact that the market distribution system, the customer base and most of the existing contracts are not part of the purchase indicates that the assets purchased do not have the inputs and processes necessary to generate the outputs required to constitute a business. The lack of continuity in operations before and after the transaction, the loss of the primary revenue generation activities, the inability of Messrs. Snyder and Kearny to conduct certain due diligence activities because of the contractual prohibition on their practicing law and the absence of third-party contracts lead the Company to conclude that the acquired assets and liabilities lack the ability to generate outputs and do not constitute a business.

We further advise you that the transaction is being accounted for as a purchase of assets rather than a business combination. The value of the intellectual property purchased is attributable to the cost and time that it would take for the Company to build an intelligence and due diligence platform organically and the value of the workforce and the synergies the Company expects to achieve across its other segments as a result of the reputations of Todd Snyder and John Kearney. Todd Snyder and John Kearney have been in the non-traded REIT industry for 15 years and their names have a presence in the industry.

April 21, 2014

Our Structure and the Exchange Transactions, page 102 The Pending Acquisitions, page 106

14.	Please address the following related to our prior comment 35 and the First Allied acquisition:
•	Revise your filing to include a discussion of the methodology and assumptions used to determine the transfer price of First Allied as discussed in your response.
•	Revise to discuss how the carry cost charged by RCAP Holdings compared to your average financing rates and to explain why you chose to effect the acquisition through your parent rather than purchasing First Allied directly.
•	Tell us and disclose the reasons for the decrease in the EBITDA multiple from the original purchase of First Allied by the parent, to the sale of First Allied from the parent to RCS Capital.
•	Your disclosures state that RCS Capital will be assuming liabilities in its acquisition of First Allied from its parent. Please disclose the terms of the debt and any changes in the debt terms from the date the parent originally assumed First Allied’s liabilities.

With respect to your comment in your first bullet point, we have revised the disclosure in The Pending Acquisitions under the heading “The First Allied Acquisition” and in Relationships and Related Party Transactions under the heading “The First Allied Acquisition” on pages 110 and 151 in response to disclose our methodology and assumptions.

With respect to your comment in your second bullet point requesting us to discuss how the carry cost charged by RCAP Holdings compared to our average financing rates, we supplementally advise you that we do not believe a comparison to our average financing rates would be applicable in this context, as we did not have any borrowings outstanding or any other financing arrangements in place during the period when the carry cost was calculated.

With respect to the comment in your second bullet point relating to the original acquisition of First Allied by RCAP Holdings, we supplementally advise you that we extensively discussed the acquisition of First Allied by RCAP Holdings with the Staff in connection with the Company’s initial public offering, which closed on June 10, 2013. At that time, the Company advised the Staff that it did not have a present intent to acquire First Allied. The Company determined to pursue the acquisition of First Allied months later after it had also determined to pursue a corporate restructuring and after it had already begun the implementation of its strategy of acquiring other independent broker-dealers engaged in same business as First Allied by entering into agreements to acquire other independent broker-dealers.

With respect to your comment in your third bullet point, we supplementally advise you that our revised disclosure does not include an explanation of the decrease in the EBITDA multiple between the purchase of First Allied by RCAP Holdings and the contribution of First Allied to the Company because this valuation methodology was not used in determining the valuation. In this regard, we supplementally advise you that the EBITDA multiple decreased due to increased EBITDA caused by improved operating performance at First Allied.

With respect to your comment in your fourth bullet point, we have revised the disclosure in The Pending Acquisitions under the heading “The First Allied Acquisition” and in Relationships and Related Party Transactions under the heading “The First Allied Acquisition” on pages 109 and 150 in response to disclose that there were no changes to the terms of the outstanding bank indebtedness of First Allied from the date RCAP Holdings acquired First Allied and that the outstanding bank indebtedness of First Allied will be outstanding immediately following the closing of the contribution transaction, which we refer to in Amendment No. 2 in the First Allied acquisition. This outstanding bank indebtedness will be repaid in connection with the Cetera financing.

April 21, 2014

Management, page 120

15.	Provide us with your analysis supporting your conclusion that Mr. Brown is an independent director under the NYSE rules. We note that Mr. Brown was appointed as part of the Luxor financing in which Luxor will provide a substantial amount of capital to RCS and will acquire a significant ownership of your management company.

We advise you supplementally that Mr. Brown meets the requirement of an “independent director” for the purposes of NYSE Rule 303A.02 because he has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

Among other things:

•	Neither he nor any of his family members is currently, or at any time during the past three years was, an employee or an executive officer of the Company or any of its subsidiaries or a partner or employee of the Company’s independent accountants who worked on the audit of the Company at any time during any of the past three years.
•	He has not received any payments from the Company and any of its subsidiaries other than compensation for board of directors or board committee service.
•	Neither he nor any of his family members is a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the Company’s current or any of the Company’s past three fiscal years that exceeded 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.
•	He does not have any other relationships (i.e., being a partner, stockholder or officer of an organization that has any commercial, industrial, banking, consulting, legal, accounting, charitable, familial or any other relationships with the Company or any of its subsidiaries) that could interfere with his exercise of independent judgment in carrying out the responsibilities as a director of the Company.

While Mr. Brown was appointed to the Company’s board of directors pursuant to the Company’s arrangements with Luxor, he is not an employee of Luxor or affiliate of Luxor, within the definition of “affiliate” under Rule 10A-3 of the Exchange Act.

Index to Financial Statements and Unaudited Pro Forma Information, page F-1

16.	Please refer to our prior comment 41. We note that you have included only the stub period related to Tower Square and Walnut Street Securities, based on your analysis of significance. Please provide us the results of your analysis that led you to conclude that only an interim stub period was required to be disclosed. In this regard, the significance of the acquisitions to Cetera appears to exceed 40%, in which case two full years of audited financial statements are required. If you do conclude that you are required to present more than one annual audited period of financial statements for these entities, please ensure that they are presented in a comparative format. Refer to Item 8-04(c)(1) of Regulation S-X.

Tower Square (“TS”) and Walnut Street Securities (“WSS”) were acquired by Cetera in August of 2013. Items 3-05 and 8-04 Regulation S-X, which address the requirements for financial statements of a recently acquired business of the acquiree do not specifically require the filing of financial statements of an acquiree of an acquiree. In paragraph 2005.5 of the financial reporting manual, the Staff states that:

April 21, 2014

“Those rules call for financial statements of the acquiree and its predecessor(s), if applicable. Financial statements of recently acquired businesses of the acquiree or equity method investees of the acquiree need not be filed unless their omission would render the acquiree's financial statements misleading or substantially incomplete.”

As described below, the Company does believe that audited financial statements of TS and WSS are required to keep Cetera’s financial statements from being misleading or substantially incomplete, and therefore the audited 2012 and 2011 TS and WSS financial statements are included in the filing.

The Company included the stub period related to TS and WSS in order to show the full year 2013 pro forma financial statements for Cetera because the losses of these two entities were significant to the earnings of Cetera in 2013. However, while the losses were significant, we do not believe that these losses had a significant impact on Cetera’s results of operations. TS and WSS combined had pre-tax net losses of $3.5 million for the first eight months of 2013. These losses included substantial corporate overhead charges of $3.7 million from their then parent company.

Cetera closed these entities and absorbed their operations into Cetera, which resulted in eliminating substantial expenses from TS and WSS. As a result of Cetera absorbing the operations of TS and WSS, substantially all of the corporate overhead charges were eliminated. Additionally, Cetera closed the legal entities that comprised TS and WSS, further reducing the costs. Had TS and WSS remained as separate legal entities, the reduction of costs described herein would reverse their net losses.

Because TS and WSS were closed prior to the completion of 2013, an audit for 2013 was not conducted. The information to audit the stub period is not available, nor do we believe that an audited stub period is required. Nor could a separate audit for the full year be conducted, because the businesses of TS and WSS were not separately operated after the acquisition.

The results of TS and WSS are included in Cetera’s financial statements for the last four months of 2013. The net assets acquired from TS and WSS are included in Cetera’s December 31, 2013 balance sheet. Accordingly, a significant portion of the operating results of TS and WSS and their final balance sheets are covered by the audited financial statements of Cetera. Additionally, the pro forma financial statements also show the unaudited operating results for TS and WSS for the year ended December 31, 2013. The Company has included the audited financial statements for 2012 and 2011 for TS and WSS. The Company has also included Note 7 to the unaudited pro forma consolidated statement of operations on page F-23 addressing the fact that expenses of TS and WSS were eliminated following their acquisitions by Cetera and that those pro forma results are not indicative of their results following the acquisition by Cetera. As a result, the Company does not view the omission of comparative Tower Square and Walnut Street Securities financial statements for 2011 and 2012 to render Cetera’s financial statements to be misleading or substantially incomplete.

17.	We note your responses to prior comments 42 and 43, as well as your revised pro forma presentation of the proposed financing transactions. As part of your revisions, you now present all the financing transactions in a column titled “Cetera Financing Related Adjustments” on page F-5. Please revise this presentation to more transparently reflect the degree to which portions of this financing is dependent upon various contingencies beyond just the completion of the Cetera Financing. Similarly, revise the columns in your Capitalization Table on page 63.

We advise the Staff that the only contingency that could affect amount the amount of the Cetera financings is the failure of one or more of the Summit acquisition, the ICH acquisition or the Hatteras acquisition to close. In response to your comment, the “Cetera Financing Related Adjustments” has been divided into two columns as follows:

April 21, 2014

•	The column previously titled “Cetera Financing Related Adjustments” has been changed to “Cetera Financing Related Adjustments (excluding portions contingent on closing of pending acquisitions other than the Cetera acquisition).”
•	A new column titled “Cetera Financing Related Adjustments (portion contingent on closing other pending acquisitions)” has been added.

We have also added Note 14 on page F-9 to address the impact of any of the Summit, ICH or First Allied acquisitions not closing. The minimum scenario pro formas have been deleted as they are no longer required, given the modification and additions to the columns in what we previously referred to as the maximum scenario pro formas.

We believe that this disclosure transparently reflects the degree to which portions of the Cetera financings are dependent upon contingencies beyond just the completion of the Cetera financings.

18.	Please refer to our prior comment 44, including your response that you have not yet done a detailed analysis of the realizability of the various deferred tax assets of your target companies but that you believe any impact of further analysis on the deferred tax assets will not be material.
•	Revise the narrative introduction to your pro formas as well as the footnotes related to your pro forma tax adjustments to discuss the limitations posed by your lack of analysis.
•	Revise the footnotes related to your tax related adjustments to more clearly identify the assumptions you made in the amount of your adjustments as well as quantifying the degree to which your tax amounts are still subject to change based on subsequent analysis.

We have revised the disclosure in the narrative introduction to the pro formas on page F-3 and Note 52 on page F-14 in response to your comments.

19.	We note your response to prior comment 46 regarding the acquisition of Hatteras. Please revise your disclosure in Note 17 to specify the discount rate assumed for the earn out payments and to more clearly identify the range of the potential contingent consideration payments as contemplated by the merger agreement.

We have revised our disclosure in Note 18 on page F-9 to specify the discount rate assumed for the earn-out payments and identified the criteria of the potential contingent consideration payments as presented in the Hatteras merger agreement.

20.	If true, revise Note 35 on page F-10 as well as the Cetera Acquisition section of the Pending Acquisitions section on page 107 to confirm that the “anticipated” $208.7 million repayment of Cetera’s senior secured credit facility is specifically required by the merger agreements. If the repayment of this facility is not required by the merger agreements, revise your disclosure in Note 35 on page F-31 to explain how you concluded that it was appropriate to show an adjustment reflecting the pay down of the entire balance of this facility given the negative cash position reflected as a result of this merger.

We have revised the disclosure in The Pending Acquisitions under the heading “The Cetera Acquisition” on page 109 and in Note 36 on page F-11 to clarify that repayment of Cetera’s senior secured credit facility is required by the terms of the Cetera merger agreement.

April 21, 2014

21.	Please refer to our prior comment 48. We note your additional disclosures; however, it remains unclear how you determined the amount of contingent consideration to reflect as a liability. Please revise this footnote to provide a specific description of how you computed the estimated liability for future stock and cash consideration related to the J.P. Turner merger as previously requested. Clearly disclose any assumptions used to determine such amounts, as well as the range of contingent consideration possible. In this regard, it is unclear why the liability of $11.7 million, which was calculated using discounted cash flows, is greater than the present value amount of $10.8 million. Further, it is unclear how you contemplated the likelihood of J.P. Turner not meeting the hurdles disclosed on page 111 to receive the additional consideration.

We have revised the disclosure in Note 11 on page F-8 to include more information on potential price reductions, as well as the potential additional cash consideration to be paid in connection with an earn-out. The deferred payments of stock and cash are payable upon J.P. Turner achieving certain targets for 2014, 2015 and 2016 and are subject to a cap of $2.5 million per annum. The estimates were determined based upon a valuation by a third-party valuation firm of the probability of the targets being achieved and the present value of the estimated payments to determine the estimated liability.

22.	Please refer to our prior comment 50. We note your revised disclosures; however we could not find specific disclosure addressing how you are accounting for the excess of the $30.5 million in consideration transferred to your parent over the $177 million your parent paid to acquire First Allied. Therefore, as previously requested revise your disclosures here, as well as on page 108, to separately quantify the difference of $30.5 million, explain the basis for the difference, and clearly disclose how you are accounting for it.

The disclosure in The Pending Acquisitions and in Relationships and Related Party Transactions under the heading “The First Allied Acquisition” on pages 110 and 151, and the disclosure in Note 49 on page F-14 has been revised to reflect the calculation of the effective cost of the First Allied acquisition. We advise you supplementally that the $30.5 million differential was based on a value of $207.5 million, which was the valuation determined by the Company for the equity of First Allied, and the number of shares of Class A common stock to be issued as consideration, which is 11,264,949 shares as determined based on the VWAP of $18.35 per share on January 15, 2014, the day prior to the announcement of the Cetera merger agreement. The $30.5 million differential is not reflected in Note 49 because (i) the $177.0 million effective cost does not represent the purchase price paid by RCAP Holdings for financial reporting purposes, which is $385.5, and (ii) the purchase price paid by the Company in Note 49 is computed based on the closing price of $34.22 on April 17, 2014. As a result, Note 49 reflects an excess purchase price over historical cost of $248.6 million. The amount of this excess will depend on the market price of our Class A common stock on the date the First Allied acquisition closes.

April 21, 2014

23.	Please refer to our prior comment 51 regarding the pro forma adjustment to eliminate First Allied debt as disclosed in Note 45 on page F-12. We could not locate your revised disclosure on either page 107 as you referenced or on page 108 where the disclosures regarding First Allied begin. If true, please revise your filings to provide the requested disclosure to confirm that the repayment of First Allied’s term loan and revolving line of credit is required by the merger documents. Further, revise to clarify where the offset to this adjustment to reflect the cash payment of this debt is presented on your pro forma balance sheet.

We have revised the disclosure in The Pending Acquisitions under the headings “The First Allied Acquisition” and “The Bank Commitment” on pages 110 and 117 to state that the repayment of First Allied’s outstanding bank indebtedness is required to be repaid by the Bank commitment. Further, with respect to the last sentence in your comment, the pro forma adjustment column for the First Allied acquisition show a $33 million reduction in debt and an offsetting $33 million reduction in cash.

24.	Please refer to our prior comment 55. We note your disclosure in Footnotes 7 and 8 on page F-20 that there were no intercompany transactions related to Walnut Street and Tower Square. Please tell us and revise your disclosure to explain why you have not made any other adjustments relating to the pro forma presentation of these two companies, including but not limited to, increased asset depreciation and intangible amortization as a result of the merger of these companies with Cetera.

We have revised the disclosure in Notes 7 and 8 on pages F-23 and F-24 to make adjustments relating to the pro forma presentation of these two companies as a result of the merger with Cetera.

Unaudited Pro Forma Consolidated Statement of Operations, page F-18

25.	Please refer to our prior comment 56. We note that there is significant variation in the historical trading prices of your stock, and that the current trading price is almost twice the amount of the assumption used for the purposes of the pro forma presentation. Therefore please revise this footnote, as well as any other assumption that uses your stock price as an input, to disclose the impact on your presentation if a more recent stock price was used. Refer to Rule 11-02(b)(8) of Regulation S-X.

We have revised the disclosure in Note 2 on page F-22 to disclose the impact on our presentation of more recent stock prices.

26.	Please refer to our prior comments 60, 62, 63, and 65 and Footnotes 14, 19, 23, and 28 on pages F-21 and F-22. We note that you have received independent appraisals related to many of these transactions. We note your disclosures in response to these comments and in Footnote 34 on page F-10. Please address the following:
•	As requested, please revise your disclosure to specifically state the nature of the individual identifiable intangible assets you intend on recording related to these acquisitions, to identify the cash flows attributable to that asset, and to disclose the expected useful life related to each identifiable intangible.
•	Where you have used a weighted average or composite useful life to determine the pro forma adjustment related to the amortization of these assets, please state that fact, and disclose the methodology used to determine the aggregate useful life.
•	Further, as previously requested, tell us in detail the nature of the identifiable intangibles that you expect to record as part of your acquisition and how they and their useful lives differ from those reported in the respective historical target financial statements.

April 21, 2014

•	It also appears from your disclosure that you are reporting the accretion of certain forgivable loans in your amortization expense line item. Please revise your pro forma presentation here and historical presentations elsewhere in your document as necessary to report such amounts as compensation expense rather than intangible amortization.

We have revised the disclosure in Notes 18, 23, 29 and 43 on pages F-9, F-10, F-10 and F-13 specifically to state the nature of the individual identifiable intangible assets we intend to record related to these acquisitions, to identify the cash flows attributable to that asset, and to disclose the expected useful life related to each identifiable intangible. Where we have used a weighted average or composite useful life to determine the pro forma adjustment related to the amortization of these assets, we stated that fact. We have further revised the disclosure to detail the nature of the identifiable intangibles that we expect to record as part of our acquisition and how they and their useful lives differ from those reported in the respective historical target financial statements. We have also revised the financial statements and the historical presentations in Note 19 on Page F-25 to report the accretion of forgivable loans as compensation.

27.	Please revise Footnote 10 as well as the column header to more accurately reflect that the amounts presented in the column titled “First Allied Historical” are the combined successor and adjusted predecessor results rather than simply First Allied’s historical operating results. In this regard, we note in First Allied’s financial statements beginning on page F-224 and in your response to our prior comment 79 that you have applied the push down basis of accounting. Revise Note 10 to more clearly identify any adjustments made here. Tell us whether you believe that adding the two periods with the accompanying adjustments would not be materially different than what you would expect First Allied to earn on an annual basis.

We have revised the disclosure in Note 10 on page F-24 to present the results as successor and adjusted predecessor. We believe that adding the two periods with the accompanying adjustments does not produce results that would be materially different than what we would expect First Allied to earn on an annual basis. As a result, we do not believe that there any adjustments required to be disclosed.

28.	Please revise Footnote 39 to disclose how you determined the useful life of 12 years. Specifically, we note in the disclosure on page F-237 that the useful life of the various intangibles ranges from two to 14 years so it is unclear why you chose 12 years to reflect the pro-forma amortization expense. If 12 years is the weighted average life, revise to clarify that fact, and tell us how you determined the weighted average.

We have revised the disclosure in Note 15 on page F-25 to clarify how we determined the useful life of 12 years.

29.	We note your disclosure here regarding the fact that your incentive fees are based on a multiple of your “core earnings.” Revise to clarify how this core earnings measure differs from GAAP net income. Given its significance to the computation of your incentive fees as you note here and elsewhere in your document, revise Note 41 on page F-24 to present the quantified computations of the pro forma incentive fee expense, including “core earnings.”

We have revised the disclosure in Note 47 on page F-28 to clarify how Core Earnings differs from GAAP net income. In addition, Note 47 has been revised to show the computation of the incentive fee expense and the derivation of Core Earnings.

April 21, 2014

30.	We note your response to prior comment 67. Consistent with the last sentence of that response, please revise Note 42 on page F-24 to discuss the fact that you anticipate incurring recurring net losses in future periods after the acquisitions due to the significant amortization of intangible assets and interest on your debt. Revise your MD&A to discuss this belief about the trends for future results of operations.

We have revised the disclosure in Note 48 on page F-29 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Results of Operations — Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 71 in response to your comment.

31.	Footnote 44 appears to contain adjustments related to specific acquisition transactions. Therefore, it is unclear why it is reflected in the RCAP Adjustments column. Please tell us why you believe this is appropriate, or revise your pro forma presentation to separately present this adjustment in the individual transaction column it relates to. Revise Note 44 to more clearly explain the triggers for these adjustments.

We have revised the disclosure in Note 50 on page F-29 to remove the reference to the Cetera acquisition. The adjustment pertains to the Company’s consolidated income taxes after giving effect to all of the pending acquisitions.

32.	Revise Note 44 on page F-24 regarding your deferred taxes to more clearly identify the specific assumptions on which the adjustment is based. Revise to clarify whether the adjustment is computed based on your conclusory analysis of the specific acquisition or your estimates of whether future taxable income will be sufficient to allow the deferred tax assets to be realized. As noted above, revise to discuss the limitations of your analysis supporting the pro forma tax adjustments presented here.

We have revised the disclosure in Note 50 on page F-29 in response to your comment.

RCS Capital Corporation and Subsidiaries, page F-53
Note 9. Earnings Per Share, page F-65

33.	Please address the following regarding your response to our prior comment 70:
•	In your response you state that the LTIP units represent ownership units in a subsidiary. Please tell us and revise to more clearly disclose how you considered the requirements of ASC 260-10-45-11A when concluding that the existence of these units would not impact your earnings per share. In this regard, it appears that the LTIP units may constitute a minority interest ownership in your subsidiary that should be reflected in diluted earnings per share.
•	Regardless of your conclusion about whether the LTIP units should be included in your basic or diluted EPS, revise Note 9 to discuss in detail the existence, terms, and potential dilutive impact of the LTIP units.

We will respond by separate letter with respect to this comment.

34.	Please refer to our prior comment 71. We note your response; however you have not supported how you determined that the LTIP units constituted an ownership interest in your operating subsidiary. Please provide the analysis as previously requested, and specifically discuss how you considered the following as part of that analysis:
•	the legal form of the units,
•	whether there are any voting rights associated with the units,
•	the liquidation rights of the units,

April 21, 2014

•	the distribution rights of the units,
•	the pre-emptive rights (drag-along/tag-along) of the units,
•	whether distributions are made in a proportionate fashion with other equity instruments,
•	the initial investment/risk of loss of capital,
•	whether the unit holder’s claims are subordinated to debt,
•	whether the ownership interest is transferable after vesting,
•	whether there is any interest retained upon termination of the agreement,
•	whether the LTIP units are subject to risk/rewards of ownership,
•	whether management’s intent is to provide ownership interest in entity,
•	whether there are any embedded puts or calls,
•	whether retention of the unit is tied to the continuation of the performance of duties under the management agreement,
•	whether the units have any creditor-like features (fixed redemption, etc.).

We will respond by separate letter with respect to this comment.

35.	Revise the Exchange Act filings of RCS Capital Corp, as applicable, to address the foregoing comments.

We will revise the Exchange Act filings of the Company, as applicable, to address the foregoing comments after they have been resolved with the Staff.

Hatteras Funds Combined Financial Statements, page F-78
Notes to Combined Financial Statements, page F-84
3. Intangible Assets, page F-87

36.	Please refer to our prior comment 72. We note your response; however, it was not fully responsive to our comment. Please tell us the following:
•	Clearly explain whether the fair value of any of your reporting units was less than their carrying amounts during 2011, and if so, tell us by how much.
•	Whether you engaged a third party valuation specialist when determining the amount of goodwill impairment to record.
•	Whether you performed an impairment test when certain of your earn out targets were not met.
•	Clearly explain whether you contemplated the reduction in your contingent consideration payable together with your impairment of goodwill. If so, tell us how you concluded this was appropriate in light of the guidance in ASC 805-30-35-1.

The goodwill on Hatteras financial statements of $4,504,000 is derived from the Hatteras’ acquisition of Alternative Investment Partners (now known as Hatteras Alternatives Mutual Funds) on September 15, 2009. The acquisition included a contingent purchase price based on the amount of assets under management at two milestone dates, coinciding with the first and second anniversary dates of the transaction. At the acquisition date, Hatteras estimated that the full additional purchase price would be earned and the goodwill was recorded based on the estimated purchase price. The total goodwill recorded at the time of the acquisition was approximately $4,777,000, and total contingent consideration was $2 million. Contingent consideration was to be paid out upon the first and second anniversary of the acquisition and was subject to revision based on assets under management at the anniversary date.

April 21, 2014

On September 15, 2011, Hatteras made the second and final contingent purchase price payment which was less than the amount initially accrued by $273,000. Hatteras recorded the reduction in the liability at the time of the second milestone payment as, prior to that time, management of Hatteras had estimated that the full purchase price amount would be paid. This reduction to the liability flowed through the statement of operations as a credit upon extinguishment of a liability. In addition, annually and including in 2011, Hatteras performed a review of goodwill to determine if any impairment charge was warranted. Management recorded an impairment charge on goodwill of $273,000 that was equal to the change in contingent consideration.

Hatteras believes the fair value of each of its reporting units was greater than the carrying amount for each of the years presented. Management of Hatteras’ analysis focused on the assets under management as being representative of the fair value of the reporting unit. This review was performed by management and an independent third-party review was not conducted. As management of Hatteras believes that the fair value of the reporting unit exceeded its carrying value in each of the years, the $273,000 impairment was likely in error. As the amount is not material, management of Hatteras does not propose any changes to the financial statements. In 2013, the Company engaged an independent valuation expert to assist in the analysis of the fair value of the Hatteras in conjunction with the pending acquisition of Hatteras by the Company. The valuation conducted by the third party concluded that the fair value was in excess of the carrying value. After considering the changes in the activities from 2011 up to the date of the independent valuation, management of Hatteras believes that the significant excess of fair value over the carrying value supports its prior assessment and that there was no material impairment in 2011. We do not believe there is any impact to the purchase accounting performed by the Company. As of the acquisition date, the fair value of the identifiable assets and liabilities acquired by the Company were measured in conjunction with the valuation referenced above. The difference between the total consideration paid by the Company to the sellers and the fair value of acquired assets, liabilities and non-controlling interests will be recognized as goodwill subsequent to the closing of the purchase, and all prior goodwill will be removed from the books.

Investors Capital Holdings, LTD. and Subsidiaries

37.	Revise the Exchange Act filings of ICH as applicable to address the following.

ICH will revise its Exchange Act filings, as applicable, prospectively to address the following comments after they have been resolved with the Staff. In particular, ICH will include the revised disclosures are in its Annual Report on Form 10-K for the fiscal year ended March 31, 2014 scheduled to be filed in June 2014.

Notes to Consolidated Financial Statements, page F-116
Note 14 — Income Taxes, page F-126

38.	Please refer to our prior comment 75. We note your response that you had taxable net income in three of the past four years; however, we note that you recorded an income tax benefit related to losses during two of the past four years. We further note that you have been in a net benefit position since 2007 and your losses have continued into the interim period ended December 31, 2013. Therefore, it remains unclear how you have concluded that based on past results, you will have sufficient taxable income to utilize the benefit of your deferred tax assets. Please address following:
•	Disclose in more detail the methodology and assumptions used to determine the amount of the current valuation allowance.
•	Disclose in more detail how this positive and negative evidence was weighted.
•	Disclose when the carry forwards expire.

April 21, 2014

•	Tell us how many years ICH is projecting to have income in order to fully utilize all of their unreserved deferred tax assets and quantify the total amount of pre-tax income needed.
•	As part of the negative evidence considered, tell us how ICH considered that they have been in a cumulative net loss position not just for the past three years but since 2001.
•	In your response, you state that ICH had taxable income in two of the three years during the period March 31, 2009 to March 31, 2011. However, per ICH’s Forms 10-K filed June 28, 2010 and May 20, 2011, their disclosure indicates that they recorded a net tax benefit during two of those three periods. Please reconcile this apparent inconsistency.
•	Your response appears to indicate ICH is looking to future taxable income to realize the carry forward of $1.7 million rather than other tax planning strategies, but that they do not expect future taxable income to be sufficient for them to realize all of this amount. If true, tell us in detail how they determined that a partial valuation allowance was appropriate under ASC 740.
•	Clarify for us the magnitude of the items that caused a US GAAP loss but were not deductible for tax purposes such that ICH considers itself to be in a taxpayer position.
•	Tell us whether ICH has implemented any significant changes in their business model as of the balance sheet dates presented that would have a significant impact on the level of future taxable income.

We will respond by separate letter with respect to this comment.

Note 17 — Litigation and Regulatory Matters, page F-130

39.	Revise this section as well as your interim footnotes on page F-106 to quantify the range of reasonable possible loss in excess of amounts accrued. Refer to ASC 450-20-50.

In response to your comment, we advise you that ICH evaluates all litigation and claims for contingent liabilities and records an accrual where amounts are reasonably estimated. ICH has disclosed it is possible actual amounts may differ and exceed established accruals for estimated loss.

In view of the inherent difficulty of predicting the outcome of such matters for which claimants seek substantial or indeterminate damages, ICH cannot estimate what the possible loss or range of loss related to such matters in excess of amounts currently accrued as of March 31, 2013 and December 31, 2013.

We have revised the disclosure in Note 17 on page F-114 to in response to your comment.

J.P. Turner & Company LLC Combined Financial Statements, page F-208
Note G — Contingencies, page F-220

40.	Revise to address the following:
•	Expand Note G to provide the information required by ASC 450-20-50, including the nature and status of the litigation and arbitration cases and amount or range of possible loss in excess of amounts accrued.
•	Clarify what you mean by the disclosure that you have accrued for the expected cost to settle, after estimated reimbursements from insurance carriers and employed brokers, and reduction of claims to estimated losses. Confirm that your liabilities are presented on a gross basis with a separate recovery asset on your balance sheet, or revise your presentation accordingly.
•	Discuss any limitations on your ability to collect recoveries from your employee brokers.

April 21, 2014

•	Confirm that the estimates of your loss contingencies are independent of any uncertain or limited third-party recoveries and disclose when you accrue for recoveries.

We have reclassified certain balance sheet amounts, revised the Other Receivables section of Note A on page F-254, and revised Notes B and G on pages F-255 and F-259 in response to your comment.

Note J — Net Loss and Subsequent Event, page F-220

41.	Given the dependence on capital contributions to fund operating costs, revise to more clearly quantify the capital contributions made during the periods presented and subsequent interim periods and discuss the terms of those contributions.

We have revised Note J on page F-259 in response to your comments.

First Allied Holdings, Inc. Consolidated Financial Statements, page F-221
Notes to Consolidated Financial Statements, page F-230
3. Income Taxes, page F-235

42.	We note that First Allied has recorded approximately $14 million in net operating loss deferred tax assets. We also note that they have incurred losses in all three periods reported in their financial statements. Therefore, it remains unclear how they have concluded that they will have enough net income to utilize the full benefit of their deferred tax assets, based on past results. Please address the following:
•	Disclose in more detail the methodology and assumptions used to determine that no valuation allowance was required during any reported period.
•	Disclose in detail how they considered any positive and negative evidence, and discuss how these items were weighted.
•	Tell us how many years First Allied is projecting to have income in order to fully utilize all of their deferred tax assets, and quantify the total amount of net income needed.
•	First Allied appears to have incurred losses during each reported period. Therefore, tell us whether First Allied considered losses to be unusual or nonrecurring, and if so, tell us specifically why. If First Allied considered losses to be a continuing condition and concluded that a valuation allowance was not necessary in spite of that fact, tell us in detail the factors considered when making that conclusion.
•	Tell us whether First Allied has implemented any significant changes in their business model as of December 31, 2013 that would have a significant impact on the level of future taxable income.

In response to your comment regarding how First Allied’s income tax net operating losses arose, First Allied incurred approximately $14 million in total net operating losses in various years since 2002 in which First Allied recorded deferred tax assets related to the full amount of those losses. These losses do not begin to expire until 2022. In addition, approximately $9.3 million of the net operating loss was generated in years prior to 2011 when First Allied was part of another consolidated group of companies. Since 2009, First Allied has generated taxable income in two (2012 and 2010) of the past four years. After excluding significant acquisition related costs in 2013, First Allied’s operations would have again resulted in taxable income. Contributing to the increased positive results for 2013, prior to the effect of acquisition costs, was the significant income of the Legend Group, which was acquired in January of 2013. The schedule of net taxable income and losses for the last four years were as follows:

April 21, 2014

2010    $1,731,269
2011    $(3,392,461)*
2012    $724,674
2013    $(1,516,171)*

* Represents years in which First Allied was acquired and incurred significant acquisition costs.

With respect to your comment in your first bullet point, in assessing the realizability of deferred tax assets, management of First Allied considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Methodology also is discussed in responses to comments in the other bullets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible. Management of First Allied considers both positive and negative evidence in performing this assessment, and analyzes changes in near-term market conditions, as well as other factors which may impact future operating results. In making such judgments, management of First Allied considers the review of taxable income in prior periods, effects of acquisitions made on operating results, including the impact of IRS Section 382 limitations, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

With respect to your comment in your second and fourth bullet points, a review of the financial statements of First Allied for the last two years indicates that, while the audited financial statements reflect a pretax loss, First Allied had taxable income on a recurring basis, and, accordingly, expects to be able to utilize the deferred tax assets.

For the successor period in 2013, which is September 25, 2013 to December 25, 2013, the financial statements reflect a pretax loss of $694,137. Included in this pretax loss is amortization of intangibles, the vast majority of which are not deductible for tax purposes, in the amount of $1,892,075. Thus, on a tax return basis, First Allied would have had taxable income of approximately $1.1 million for the period from September 25, 2013 to December 31, 2013, which is only slightly in excess of three months. We also note that, while it was not included in our analysis, there was $233,598 of interest expense which will be eliminated when the outstanding bank indebtedness of First Allied is repaid in connection with the Cetera financings resulting in a further increase in taxable income.

For the predecessor period in 2013, which is January 1, 2013 to September 24, 2013, the financial statements reflect a pretax loss of $5,860,538. Included in this pretax loss is amortization of intangibles, the vast majority of which are not deductible for tax purposes, in the amount of $2,934,881. In addition, there are approximately $9.078 million of expenses incurred in connection with the sale of First Allied to RCAP Holdings (see Note 41 on page F-29). These expenses include success fees, acceleration of the vesting of nonqualified stock options and legal costs, among others. Adjusted for these nonrecurring acquisition-related costs and nondeductible intangible amortization, on a tax return basis, First Allied’s taxable income for the predecessor period from January 1, 2013 to September 24, 2013 would have been approximately $6 million.

In addition to the above, First Allied acquired the Legend Group on January 1, 2013. The Legend Group generates approximately $5 million of taxable income annually which was a significant factor in determining that First Allied did not require a valuation allowance at the end of 2013.

April 21, 2014

For the year ended December 31, 2012, the financial statements reflect a pretax loss of $102,697. Included in that loss are nonrecurring costs in connection with the acquisition of the Legend Group in the amount of $787,862, as well as amortization of intangible assets in the amount of $1,641,813, the vast majority of which is not deductible for tax purposes. Accordingly, excluding these acquisition costs and nondeductible expenses, on a tax return basis, First Allied’s taxable income for 2012 would have been approximately $2.3 million.

With respect to your comment in your third bullet point, First Allied is projecting that it will be able to utilize its deferred tax asset related to the net operating loss carryforward in no more than three years. The total amount of net income needed to utilize this deferred tax asset is $0. As a result of the significant nondeductible amortization of intangible assets, which is in the amount of approximately $7 million annually, First Allied may have a net loss every year, but still have taxable income and be able to recover all of its deferred tax assets. For example, First Allied has budgeted a net loss of approximately $33,000 for 2014, yet it expects to have taxable income of approximately $7 million.

With respect to your comment in your fifth bullet point, we advise that acquisitions were a significant part of First Allied’s business model prior to the acquisition of First Allied by RCAP Holdings in 2013. Going forward, it is expected that acquisitions will no longer be a part of First Allied’s business model and neither will the expenses related to acquisitions. More than 100% of First Allied’s loss in 2013 was due to the sale of First Allied to RCAP Holdings. Finally, it is anticipated that upon the completion of the contribution of First Allied by RCAP Holdings to the Company, First Allied will no longer use debt financing or have outstanding bank indebtedness, and thus will no longer incur interest expense. All of the above factors will increase future taxable income. First Allied is not aware of any changes in its business model which will decrease future taxable income.

In addition to the above responses, we have revised Note 3 on page F-288 to address the above comments.

Legend Group Holdings, LLC Financial Statements, page F-242

43.	The Legend Group financial information presented on a combined basis appears to be materially different than the two separate sets of financial statements previously provided for Legend Advisory Corporation and Legend Equities Corporation, and this difference also appears to be material to First Allied’s financial statements. Confirm that the difference between the previously presented financial statements and the combined financial statements presented in this amendment is solely due to the inclusion of Advisory Services Corporation. Also, tell us why you did not provide financial statements related to Advisory Services Corporation in the previously filed S-1, as they appeared required under Article 8-04 of Regulation S-X.

The consolidated financial statements of Legend Group Holdings, LLC include its three wholly owned subsidiaries: Legend Equities Corporation, Legend Advisory Corporation and Advisory Services Corporation. Advisory Services Corporation had $9.3 million in revenues and $9.7 million in expense for the year ended December 31, 2012. We advise you that the consolidated financial statements of Legend Group Holdings, LLC reflect the write down of $42.4 million of goodwill before Legend Group Holdings, LLC was acquired by First Allied.

April 21, 2014

Under Rules 3-05 and 8-04 of Regulation S-X, financial statements of a recently acquired business of the acquiree need not be filed unless their omission would render the acquirees’s financial statements misleading or substantially incomplete. Advisory Services Corporation and Legend Group Holdings, LLC did not have audited financial statements to include in our original filing of the Registration Statement. Subsequent to the time of our original filing, the consolidated financial statements for Legend Group Holdings, LLC as of and for the year ended December 31, 2012 have been prepared and audited, and they were available to be included in this filing. We determined that the omission of the financial statements for Advisory Services Corporation and Legend Group Holdings, LLC, on a standalone basis exclusive of its wholly owned subsidiaries, were not material to investors as Advisory Services Corporation had $9.3 million in revenues and $9.7 million of expenses in 2012 and Legend Group Holdings, LLC, on a standalone basis exclusive of its wholly owned subsidiaries, had no revenues and other expenses of $1.6 million in 2012, in addition to the writedown of goodwill in 2012. In addition, we believe that since the write down referred in the first paragraph resulted from a write down unrelated to operations, excluding this loss would not be misleading to the results of operations for First Allied.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Yours sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP